CERTIFICATE OF QUALIFIED PERSON
Ignacy (Tony) Lipiec (P.Eng.)
AMEC Americas Ltd.,
Suite 400, 111 Dunsmuir St
Vancouver, BC., Canada
Tel: 604-664-3130; Fax: 604-664-3057
E-mail: tony.lipiec@amec.com

I, Tony Lipiec, P.Eng., am employed as the Process Manager, Vancouver, with AMEC E&C Services Inc.

This certificate applies to the Technical Report entitled “Donlin Creek Gold Project Alaska, USA, NI 43-101 Technical Report On Second Updated Feasibility Study” (the Technical Report) with an effective date of 18 November 2011.

I am a Professional Engineer in the province of British Columbia. I graduated from the University of British Columbia with a B.A.Sc. degree in Mining & Mineral Process Engineering, in 1985.

I have practiced my profession for 25 years, and have previously been involved with metallurgical design and process engineering for gold and base metal deposits employing the metallurgy and unit operations being considered for this deposit. These projects have included large, remote deposits located in North America and South America. As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have not visited the Donlin Creek Gold Project.

I am responsible for Sections 1, 2, 3, 4, 5, 6, 13, 14.5.2, 14.6.2, 14.8, 14.9.4, 14.9.5, 14.9.6, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, and 27 of the Technical Report.

I am independent of NovaGold Resources Inc. as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Donlin Creek Project since 2011 during preparation of a feasibility study update on the Project.

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel(604) 664-3030
Fax (604) 664-3057	www.amec.com

I have read NI 43–101, and the portions of the Report for which I am responsible have been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, those section of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“signed”

Tony Lipiec, P.Eng.

12 January 2012

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel(604) 664-3030
Fax (604) 664-3057	www.amec.com